UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Investor Day 2025
As previously announced, monday.com Ltd. (the “Company”) will host its 2025 Investor Day on September 17, 2025, in New York City, beginning at 9:30 a.m., Eastern Time. Members of the Company’s executive team will discuss the company's vision for the future of work with AI, product strategy, go-to-market strategy, financial targets, and more strategic initiatives.

The presentations will be webcast live via the “Investor Relations” section of the Company’s website at ir.monday.com. The webcast will also be archived on the Company’s Investor Relations website.

Share Repurchase Program
On September 15, 2025, the Board of Directors (the “Board”) of the Company approved a program to repurchase the Company's ordinary shares in an amount up to $870 million.

Under the Board authorized repurchase program, Company ordinary shares may be repurchased from time to time using a variety of methods, which may include open market purchases, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. The timing and amount of any share repurchases will be subject to market conditions and other factors determined by the Company. The Company may suspend, modify, or discontinue repurchases at any time in its sole discretion without prior notice. Repurchases may begin upon the satisfaction of applicable Israeli law requirements, and subject to the conclusion of the 30-day period for creditors of the Company to object to the Company’s intent to perform the distribution by way of repurchase in accordance with Israeli law requirements. This notice is neither an offer to purchase nor a solicitation of an offer to buy any securities.

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, and 333-285845) and Registration Statement on Form F-3 (File No. 333-277915), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

The Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding our financial outlook and market positioning and statements regarding the pending repurchase program and its anticipated benefits and our ability to return capital to shareholders. These forward-looking statements are made as of the date they are first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com's control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered in our app marketplace or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence and machine learning; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross-selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and consistent sales strategies; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions and unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: September 17, 2025